Contact

www.linkedin.com/in/brenden-tacon-81abb211 (LinkedIn)

Top Skills

Operations Management
Project Management
Product Development

Brenden Tacon

Head of Product, Growth and BD
San Diego County, California, United States

Experience

Digital Capital Management

Operations Director
January 2018 - Present (8 years 4 months)
La Jolla, California

Presearch

BD, Operations and Innovation Lead
July 2023 - Present (2 years 10 months)
San Diego, California, United States

The Latin Dead

Founder
March 2020 - Present (6 years 2 months)
La Mesa, California, United States

The Latin Dead, LLC is a musical enterprise fusing the music of the Grateful Dead with Latin Jazz. We aim to convey the dynamic, unpredictable nature of Grateful Dead arrangements and performances while initiating the emotional response from our listeners.

Wiser Home Remodeling

Project Manager, Estimator & Journeyman Carpenter
January 2005 - December 2017 (13 years)
New Canaan, Connecticut, United States

Education

Purchase College, SUNY

· (2009 - 2010)